UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended July 31, 2023

NORHART INVEST LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12163

Minnesota	92-1969059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1081 4th St SW, Suite 400 Forest Lake, MN	55025
(Address of principal executive offices)	(Zip Code)

(651) 689-4830

Registrant’s telephone number, including area code

Promissory Notes

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statements

This Semi-Annual Report of Norhart Invest, LLC, a Minnesota limited liability company (the “Company”), contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Offering Circular on Form 1-A dated June 29, 2023 and qualified on June 30, 2023 (the “Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Semi-Annual Report and in the Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this Semi-Annual Report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the section titled “Business Overview” of our Offering Circular. The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section of the Offering Circular titled “Risk Factors.”

Unless the context otherwise requires or indicates, references in this Semi-Annual report on Form 1-SA to “us,” “we,” “our” or “the Company” refer to Norhart Invest, LLC, a Minnesota limited liability company.

Overview

The Company maintains and operates the Platform for use by Norhart to build and manage real estate. Proceeds from the Promissory Notes contemplated in this offering will be used primarily to purchase investments originated by Norhart, and for general corporate purposes of Norhart Invest, including the cost of this offering. Final decisions on use of proceeds allocations will be made by the Company’s management.

We incorporate by reference the section titled “Business Overview” in the Offering Circular on Form 1-A dated June 29, 2023 and qualified on June 30, 2023.

Operating Results for the Six Months Ended July 31, 2023

Summary Financial Information

The unaudited statement of operations data for Norhart Invest, LLC set forth below with respect to the six-months ended July 31, 2023 is derived from, and is qualified by reference to, the financial statements included at Item 3 with this Semi-Annual Report and should be read in conjunction with those financial statements and the notes thereto.

Six Months Ended July 31, 2023 (Unaudited)
Operating expenses:
General and administrative	$77,028
Total operating expenses	77,028
Loss from operations	(77,028)

Other Income (Expense):
Interest Expense	(26)
Total Other Income (Expense), net	(26)

Net loss	$(77,054)

Our audited financial statements for the period from inception through January 31, 2023 include a going concern note from our auditors.

Since the Company’s inception, we have been raising capital through the issuance of Series A “Flexible” Promissory Notes and Series B “Fixed” Promissory Notes. We intend to continue raising capital primarily from the issuance of the Series B “Fixed” Promissory Notes and have largely suspended offers and sales of Series A “Flexible” Promissory Notes.

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During the six months ended July 31, 2023, the Company issued 15 Series B “Fixed” Promissory Notes of aggregate principal amount of $13,176 with interest rates ranging from 7.6% to 8.5% per annum. The Company did not issue any Series A “Flexible” Promissory Notes during the six months ended July 31, 2023.

The Company did not use the proceeds of sales of Promissory Notes to acquire any new real estate assets or other material assets during the six months ended July 31, 2023.

The Company generated a net loss of $77,054 during the six months ended July 31, 2023.

Liquidity and Capital Resources

The financial statements included in this Semi-Annual Report have been prepared assuming that the Company will continue as a going concern.

Since the Company’s inception, we have been raising capital primarily through the issuance of Series A “Flexible” Promissory Notes and Series B “Fixed” Promissory Notes. We intend to continue raising capital primarily from the issuance of the Series B “Fixed” Promissory Notes and have largely suspended offers and sales of Series A “Flexible” Promissory Notes.

The Company is dependent upon raising additional capital to fund our current operating and investment plans for the foreseeable future. Failure to obtain sufficient financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

Our net cash flow operating activities for the six months ended July 31, 2023 was negative at $(77,054).

We received net cash from financing activities for the six months ended July 31, 2023 of $92,676. The net cash received from financing activities during the six months ended July 31, 2023 was derived primarily from (i) $13,176 in proceeds from the issuance of the Series B “Fixed” Promissory Notes to investors through the Platform and (ii) $79,500 in capital contributions by the Company’s members.

We did not use any of the Company’s net cash received during six months ended July 31, 2023 to invest in or otherwise acquire any new real estate assets or other material assets.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Company’s assets, our ability to acquire, develop, operate and manage real estate assets and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

●	Recent increases in interest rates may have a negative effect on results of operations of our real estate assets; and

●	The continuing increase in prices in the United States real estate market may result in difficulties in sourcing properties in which to invest the proceeds of our offering.

Item 2. Other information

None

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Item 3. Financial Statements

Norhart Invest LLC

FINANCIAL STATEMENTS

Interim Financial Statements as of July 31, 2023 and for the six months ended July 31, 2023

Norhart Invest LLC

Norhart Invest LLC

Interim Balance Sheet

As of July 31, 2023

Assets
Current asset
Cash	$15,622
Total current asset	$15,622
Liabilities and Member’s Deficit
Current liabilities:
Notes payable, current portion	11,722
Total current liabilities	11,722

Notes payable, net of current portion	1,454
Total Liabilities	13,176

Member’s deficit:
Member’s contribution	79,500
Member’s deficit	(77,054)

Total liabilities and member’s deficit	$(2,446)

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Operations

Six months ended July 31, 2023
Operating expenses:
General and administrative	$77,028
Total operating expenses	77,028
Loss from operations	(77,028)

Other Income (Expense):
Interest Expense	(26)
Total Other Income (Expense), net	(26)

Net loss	$(77,054)

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Member’s Deficit

For the six months ended July 31, 2023

			Total
	Member’s	Accumulated	Member’s
	Contribution	Deficit	Deficit
Balance – February 01, 2023	$-	$(155)	$(155)
Member contributions	79,500	-	79,500
Net loss	-	(77,054)	(77,209)
Member’s deficit as of July 31, 2023	$79,500	$(77,209)	$(2,446)

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statements of Cash Flows

For the six months ended July 31, 2023

Cash flows from operating activities
Net loss	$(77,054)
Adjustments to reconcile net loss to net cash flows from operating activities:
Changes in operating assets and liabilities:
Related party payable	-
Net cash flows from operating activities	(77,054)

Cash flows from financing activities
Proceeds from notes payable	13,176
Member’s contribution	79,500
Net cash flows from financing activities	92,676
Net increase in cash	15,622

Cash as of beginning of the period	-
Cash as of end of the period	$15,622

See accompanying notes to interim financial statements.

Norhart Invest LLC

Notes to the Interim Financial Statements

As of July 31, 2023 and for the six months ended July 31, 2023

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Description of Business

Norhart Invest is a Minnesota Limited Liability Company that raises capital to make investments into multifamily new construction. Norhart Invest raises capital by issuing Promissory Notes. The Promissory Notes are structured from amounts as low as $0.01 to as high as $100,000.00 per note. The maximum targeted raise is $75,000,000.00. The notes are offered in Series with Series A notes being redeemable at any time by investors and Series B notes having fixed terms ranging from 6 months to 24 months. The initial interest rates offered will range from 4.5% to 8.5%. The capital raised will primarily be used to fund the acquisition of investments offered by Norhart Properties LLC, an affiliated company, to continually expand and replenish the portfolio of investments owned by the company.

These notes will be secured by the assets of the Company, which consists primarily of the portfolio of investments offered by Norhart Properties LLC, its subsidiaries, related entitles, and subsequently acquired and held by the Company. Investments offered by Norhart Properties LLC will primarily include but are not limited to preferred equity investments in multifamily real estate new construction.

Norhart Properties LLC, an affiliate of the Company, develops and owns multifamily real estate. Together, Norhart Invest and Norhart Properties will hire Norhart Inc. for the construction, design, and management of the multifamily real estate construction.

Norhart Inc., an affiliate of the Company, designs, builds, and manages real estate. Norhart Inc. is vertically integrated and owns most of the components of production, from the manufacturing of wall panels and precast beams to the plumbing and electrical trades to management team leasing properties to the end customer.

b)	Basis of Presentation and Liquidity

The Company’s interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying interim financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop real estate projects at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund further development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these interim financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from Norhart Inc. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Norhart Inc.

The interim financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the interim financial statements. In addition, the interim financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Use of Estimates

The preparation of interim financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

e)	Investments

The Company accounts for investments in entities for which it is able to exercise significant influence over, but does not control, under the equity method of accounting. Initial investments are measured at cost. Thereafter, the Company adjusts its investment for its proportionate share of the investee’s net income or loss and the impact of contributions or distributions. Investments in entities for which the Company does not have significant influence over, and for which the securities do not have a readily determinable fair value, are accounted for under the cost method.

f)	Fair Value and Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the interim financial statements on a recurring basis. Fair value is defined as a price received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Classification of Financial Instruments

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or non-recurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

g)	Member’s Deficit

Two affiliated parties contributed cash of $79,655 to the Company but have no further obligations to make any further capital contributions to the Company.

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Members. The initial manager of the Company is Norhart Inc. Liability to the Company by the manager is limited to those items provided for in the Minnesota Revised Uniform Limited Liability Company Act.

h)	Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying interim financial statements.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the interim financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

i)	Related Party Transactions

The Company intends to finance its operations through funds received from the Members. During the period for the six months ended July 31, 2023, the Members paid $52,808 to Atlas Insurance and $20,355 of legal fees, all of which was recorded as general and administrative expenses in the Company’s interim Statement of Operations. These amounts have already been repaid to the Members.

NOTE 2:	NOTES PAYABLE

Notes payable consists of the following:
July 31,
2023
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025. Principal and accrued interest are paid in accordance with a monthly amortization schedule.	101
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025. Principal and accrued interest are paid in accordance with a monthly amortization schedule.	50
Promissory note payable bearing interest of 8.4%. The note has a 12-month term with maturity in July 2024. Principal and accrued interest are paid in accordance with a monthly amortization schedule.	502
Promissory note payable bearing interest of 7.9%. The note has a 9-month term with maturity in April 2024. Principal and accrued interest are paid in accordance with a monthly amortization schedule.	100
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025.	100
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025.	100
Promissory note payable bearing interest of 8.4%. The note has a 12-month term with maturity in July 2024.	100
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025.	100
Promissory note payable bearing interest of 7.6%. The note has a 6-month term with maturity in January 2024.	2,005
Promissory note payable bearing interest of 8.5%. The note has a 24-month term with maturity in July 2025.	1,003
Promissory note payable bearing interest of 7.9%. The note has a 9-month term with maturity in April 2024.	5,011
Promissory note payable bearing interest of 7.6%. The note has a 6-month term with maturity in January 2024.	2,503
Promissory note payable bearing interest of 7.6%. The note has a 6-month term with maturity in January 2024.	501
Promissory note payable bearing interest of 7.6%. The note has a 6-month term with maturity in January 2024.	500
Promissory note payable bearing interest of 7.6%. The note has a 6-month term with maturity in January 2024.	500
Total notes payable	13,176
Less current portion	(11,722)
Long-term portion of notes payable	$1,454

NOTE 2:	NOTES PAYABLE (continued)

As of July 31, 2023 long-term debt matures as follows:

Notes Payable
Year Ending
2024	1,454
2025	-
Thereafter	-
$1,454

In accordance with the terms of all signed Promissory Notes, all payments of interest by the Company under each Promissory Note shall accrue during the Term and shall be paid to the Investor on the 15th day of each month unless such date falls on a weekend or a holiday, in which case such amounts be paid on the next business day. Payments will be made by transfer of funds by the Company to the Investor’s Promissory Notes Account established on the Company’s website at https://www.norhart.com/invest or on the smartphone application owned and operated by the Company (once available).

Each Promissory Note is subject to the applicable redemption rights set forth in the applicable Promissory Note Purchase Agreement. In the event an Investor calls for redemption of a Promissory Note in accordance with its terms, the Company will credit the Investor’s Norhart Invest Account with the accrued and outstanding interest and outstanding principal balance within thirty (30) days of the applicable Call Date.

NOTE 3:	SUBSEQUENT EVENTS

Management has evaluated subsequent events since the balance sheet date through October 30, 2023, the date the interim financial statements were available to be issued.

Notes Payable

Between August 1, 2023 and October 30, 2023, the Company issued new Promissory Notes in the Offering to 92 investors for a total of $297,950. These notes have maturities between 6 and 24 months, with an average interest rate of 8%.

Apart from the events mentioned above, there have been no other events or transactions during this time which would have a material effect on these interim financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description
2.1*	Norhart Invest LLC Articles of Organization
2.2*	Norhart Invest LLC Operating Agreement
3.1*	Form of Series A “Flexible” Promissory Note
3.2*	Form of Series B “Fixed” Promissory Note
4.1*	Form of Promissory Note Purchase Agreement

*	Filed as an exhibit to the Norhart Invest LLC Offering Circular on Form 1-A dated June 29, 2023 and qualified on June 30, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, Minnesota, on October 31, 2023.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer

Date: October 31, 2023

/s/ Timothy Libertini
Timothy Libertini, Chief Financial & Accounting Officer

Date: October 31, 2023

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